FILTRONA

RECEIVED

2006 JUL 12 A 11:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Filtrona plc

30 June 2006

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
USA



06015096

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 May 2006, when we last wrote to you.

The 363s Annual Return was electronically filed with Companies House on 15 May 2006; the Register of Members is a 2000 page document so I have not enclosed a copy of it. If you do require a copy of the Register please tick the box on the enclosed copy of this letter and on receipt I will ensure that it is despatched to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

☐ Please send a copy of Filtrona's Register of Members

Shanny Looi
Deputy Company Secretary

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

Company	Filtrona plc
TIDM	FLTR
Headline	Acquisition
Released	11:13 24-May-06
Number	4948D


FILTRONA

Filtrona plc ("Filtrona") today announces the purchase of certain assets and the business of the CSL Digital Print division of CORGI Services Limited. Filtrona has concurrently entered into a 5-year agreement with CORGI Group Limited for the exclusive supply of gas installer identity cards.

CSL Digital Print specialises in the production and printing of plastic identity cards in which layout and data can be infinitely varied for every card. This facility allows greater design freedom and security for local and national identity card schemes. The business, which has an asset value of £174,000, will be integrated into Filtrona's Coated and Security Products line of business under the Payne Security name.

– End –

Name of contact and telephone number for queries:

Filtrona plc
Steve Dryden, Finance Director   01908 359 100

Finsbury
Morgan Bone   020 7251 3801

Name and signature of authorised company official responsible for making this notification:

Shanny Looi – Deputy Company Secretary

Date of Notification:

24 May 2006

File No: 82-34882

FILTRONA

Company	Filtrona plc
TIDM	FLTR
Headline	Pre-Close Trading Statement
Released	07:00 26-Jun-06
Number	1260F

PRE-CLOSE TRADING STATEMENT

Filtrona today issues a pre-close trading statement ahead of its interim results for the half year ending 30 June 2006.

Underlying sales growth in both Plastic and Fibre Technologies has continued to exceed historical growth rates supplemented by some additional benefit derived
from foreign currency exchange movements.

Plastic Technologies has continued to deliver strong sales and profit growth with an excellent performance from the North American businesses. The FractureCode launch at the Intergraf Security Printers' conference was well received. Sustained investment in marketing programmes, new products and productivity improvements continues to drive growth in this business segment.

Fibre Technologies has also continued to deliver strong sales growth with increases in special filters and a robust recovery in the household products element of the bonded non-woven fibres business more than offsetting the
anticipated decline in mono acetate filters. Profits are expected to show a small reduction due to two ongoing factors referred to in earlier statements, namely higher than anticipated costs required to generate appropriate levels of quality and productivity at the Monterrey, Mexico filters facility and the costs of integrating the technology transferred after the closure of the Swiss filters facility into the Jarrow facility in the UK.

Overall, in the first half of the year Filtrona made good underlying progress though headline performance was constrained due to 2005 having benefitted from lower central services costs in the pre-demerger period.

Despite the weaker dollar and higher interest rates, Filtrona has continued to invest both in developing its niche market positions through service, supply
chain and new product development and in productivity improvement programmes, particularly in the filters business. This gives the Board confidence that Filtrona's financial performance will continue to develop satisfactorily.

Editor's Note:

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

Enquiries:

Filtrona plc — Tel: 01908 359 100

Mark Harper, Chief Executive

Steve Dryden, Finance Director

Finsbury — Tel: 020 7251 3801

Morgan Bone

Gordon Simpson

File No: 82-34882
RECEIVED
2005 JUL 12 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   FMR CORP and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Non-beneficial interests representing funds under management held on behalf of clients

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
JP Morgan, Bournemouth	1,057,608
Brown Brothers Harriman & Co	11,081,500
Brown Brothers Harriman & Co	50
Bank of New York Brussels	45,900
JP Morgan, Bournemouth	835,808
	13,020,866

5. Number of shares / amount of stock acquired

   N/A

6. Percentage of issued class

   N/A

7. Number of shares / amount of stock disposed

   1,389,803 shares

8. Percentage of issued class

   0.63%

9. Class of security

   Ordinary shares

10. Date of transaction

    Not advised

11. Date company informed

    31 May 2006

12. Total holding following this notification

    13,020,866 shares

13. Total percentage holding of issued class following this notification

    5.94%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Shanny Looi – 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

    Shanny Looi – Deputy Company Secretary

Date of notification

31 May 2006

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5444653

Company Name in full Filtrona plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	06	2006
† Date of Birth	05	07	1946

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title:

* Honours etc:

Forename(s): Warren D

Surname: Knowlton

Previous forename(s):

Previous surname(s):

††Usual residential address: c/o Filtrona plc, Avebury House, 201-249 Avebury Boulevard

[X] **†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985**

Post town: Milton Keynes

Postcode: MK9 1AU

County / Region:

Country: England

† Nationality: American

† Business occupation: Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature]   **Date** 02.06.06

A director, secretary etc must sign the form below.

Signed [signature]   **Date** 02.06.06

(**a director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Ms Shanny Looi, Filtrona plc, Avebury House, 201-249 Avebury Boulevard, Milton Keynes, Buckinghamshire, MK9 1AU, Tel 01908 359 100

DX number   DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Company Number 5444653

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

File No: 82-34882

List of other directorships Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5444653

Company Name in full Filtrona plc

Name Warren D Knowlton

Company Name	Resignation
Pilkington plc	30/07/2002
Smith & Nephew Group Limited	30/09/2003
Smith & Nephew plc	
The Morgan Crucible Company plc	

— *for the record* —

Company Name
FILTRONA PLC

363s Annual Return

File No: 82-34882

Company Type
Public Limited Company

Company Number
5444653
Information extracted from Companies House records on **16th April 2006**

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 5444653/01/01	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Avebury House 201-249 Avebury Boulevard Milton Keynes Buckinghamshire MK9 1AU**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** ~~At Registered Office~~	Address COMPUTERSHARE INVESTOR SERVICES PLC P O BOX 82, THE PAVILIONS, BRIDGWATER ROAD, BRISTOL UK Postcode BS99 7NH
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *Please enter principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes. Please use the most appropriate code in the list, or write a short description of your company's activities.*	*None held, please enter SIC code or description in the amended details column.*	**SIC CODE** / **Description** 7415 HOLDING COMPANIES INCLUDING HEAD OFFICES

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Jon Michael GREEN** **Address** **55 Wheatsheaf Close** **Horsell** **Woking** **Surrey** **GU21 4BL**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of change __ / __ / ____ Date Jon Michael GREEN ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Adrian Richard AUER** This is a service address for the beneficiary of a Confidentiality Order. **Address** **Rmc House** **Coldharbour Lane, Thorpe** **Egham** **Surrey** **TW20 8TD** **Date of birth** **19/02/1949** **Nationality** **British** **Occupation** **Non Executive Director**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of birth __ / __ / ____ Nationality __________ Occupation __________ Date of change __ / __ / ____ Date Adrian Richard AUER ceased to be director (if applicable) __ / __ / ____

 FILE NO: 82-34882

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Joseph DRECHSLER **Address** 17 Ardbeg Road North Dulwich London SE24 9JL **Date of birth** 16/04/1956 **Nationality** Irish **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Joseph DRECHSLER ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen William DRYDEN **Address** 1 Claydon Grove Hatton Park Warwick Warwickshire CV35 7UF **Date of birth** 19/03/1968 **Nationality** British **Occupation** Finance Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Stephen William DRYDEN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Mark Jeremy HARPER This is a service address for the beneficiary of a Confidentiality Order. **Address** C/O Filtrona International Limited 201-249 Avebury Boulevard Milton Keynes Buckinghamshire MK9 1AX	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
Particulars of a new Director must be notified on form 288a.	**Date of birth** 05/05/1956 **Nationality** British **Occupation** ~~Managing Director~~	UK Postcode ____ ___ Date of birth __/__/____ Nationality ______ Occupation DIRECTOR Date of change __/__/____ Date Mark Jeremy HARPER ceased to be director (if applicable) __/__/____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Jeffery Francis HARRIS This is a service address for the beneficiary of a Confidentiality Order. **Address** 2 The Heights, Brooklands Weybridge Surrey KT13 0NY	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
Particulars of a new Director must be notified on form 288a.	**Date of birth** 08/04/1948 **Nationality** British **Occupation** Director	UK Postcode ____ ___ Date of birth __/__/____ Nationality ______ Occupation ______ Date of change __/__/____ Date Jeffery Francis HARRIS ceased to be director (if applicable) __/__/____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul HEIDEN BSC HONS ARCS ACA	Name
	This is a service address for the beneficiary of a Confidentiality Order.	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Falcon Works Po Box 7713 Meadow Lane Loughborough Leicestershire LE11 1ZF	Address
		UK Postcode
	Date of birth 03/02/1957	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Nationality** British	Nationality
	Occupation Director	Occupation
		Date of change __ / __ / ____
		Date Paul HEIDEN BSC HONS ARCS ACA ceased to be director (if applicable) 26/04/2006

Company Number - 5444653

Section 3: Total Issued Share Capital FILE NO: 82-34882 (B)

> Please enter the details of the company's total share capital in the space provided below.

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: ORDINARY SHARES OF 25P EACH

Number of shares issued: 219,326,796

Aggregate Nominal Value of issued shares: £54,831,699

Class of Share: ____

Number of shares issued: ____

Aggregate Nominal Value of issued shares: ____

Class of Share: ____

Number of shares issued: ____

Aggregate Nominal Value of issued shares: ____

Class of Share: ____

Number of shares issued: ____

Aggregate Nominal Value of issued shares: ____

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 219,326,796

Aggregate Nominal Value of issued shares: £54,831,699

> **Please send a full list of shareholders with this annual return. Use Sections 4A (and 4B if appropriate) to give the details. You must name all the shareholders.**

Section 4: Details of Current Shareholders (A)

> Please fill in the details of any persons or corporate bodies who are shareholders at the date of this return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding seperately.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

PLEASE SEE ENCLOSED CD 'FTR ANNUAL RETURN'

Company Number - 5444653

Section 4B: Details of Former Shareholders FILE NO: 82-34882

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature 

(~~Director~~ / Secretary)

Date 15/05/2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *5/5/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **5th May 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name SHANNY LOOI

Telephone number *inc code* 01908 359100

Address FILTRONA PLC, AVEBURY HOUSE, 201-249 AVEBURY BOULEVARD, MILTON KEYNES

DX number *if applicable*

DX exchange

Postcode MK9 1AU